FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of July 13, 2004

Lucky1 Enterprises Inc.

Filer# 0-16353

6th Floor, 1199 West Hastings Street

Vancouver, British Columbia

Canada V6E 3T5

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F_X__   Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .....  No ..X...

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-________

   EXHIBITS

Exhibit 1 -

Material Change Report, July 13, 2004

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Lucky 1 Enterprises Inc.

By: “Bedo H. Kalpakian”

(Signature)

President & Director

Date: July 13, 2004

Exhibit 1.

Form 51-102F3

Material Change Report

.

1.

Name and Address of Company

Lucky 1 Enterprises Inc.

#600 – 1199 West Hastings Street

Vancouver, B.C.  V6E 3T5

2.

Date of Material Change

July 13, 2004.

3.

News Release

News release was issued on July 13, 2004 and disseminated via Stock Watch and Bay Street News pursuant to section 7.1 of National Instrument 51–102.

4.

Summary of Material Change

LUCKY 1 ENTERPRISES INC. wishes to announce that it has entered into a non-brokered Private Placement Financing Agreement with Kalpakian Bros. of B.C. Ltd., (“Kalpakian Bros.”), a related company.  Kalpakian Bros. has agreed to purchase 1,000,000 units of the securities of the Company at the price of Cdn $0.10 per unit for total proceeds to the Company of Cdn $100,000.  Each unit shall consist of one common share and one warrant exercisable at Cdn $0.15 per common share if exercised during the first year and at Cdn $0.20 per common share if exercised during the second year

5.

Full Description of Material Change

LUCKY 1 ENTERPRISES INC. (“Lucky” or the “Company”) wishes to announce that it has entered into a non-brokered Private Placement Financing Agreement with Kalpakian Bros. of B.C. Ltd., (“Kalpakian Bros.”), a related company, the principals of which are Jacob H. Kalpakian and Bedo H. Kalpakian, both directors of Lucky.  Kalpakian Bros has agreed to purchase 1,000,000 units of the securities of the Company at the price of Canadian $0.10 per unit for total proceeds to the Company of Canadian $100,000.  Each unit shall consist of one common share in the capital of the Company and one warrant to purchase an additional common share in the capital of the Company.  Each warrant shall be exercisable at the price of Canadian $0.15 per common share if exercised during the first year and at the price of Canadian $0.20 per common share if exercised during the second year

6

Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not Applicable

7.

Omitted Information

No information has been omitted.

8.

Executive Officer

Mr. Bedo H. Kalpakian, President of the Company, is knowledgeable about the material change contained herein and may be reached at (604) 681-1519.

9.

 Date of Report

This report is dated the 13th day of July, 2004.